UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2026

YS RE RAF I LLC

(Exact name of issuer as specified in its charter)

Delaware	86-3780020
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

245 Fifth Avenue, 21st Floor	10016
New York, NY	(Zip Code)
(Address of principal executive offices)

(844) 943-5378

Registrant’s telephone number, including area code

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

YS RE RAF I LLC

The Company makes statements in this Semiannual Report that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the Company’s actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that it expresses or implies in this Semiannual Report or in the information incorporated by reference into this Semiannual Report.

The forward-looking statements included in this Semiannual Report are based upon current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Although the Company believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, its actual results and performance could differ materially from those set forth in the forward- looking statements. Factors which could have a material adverse effect on the Company’s operations and future prospects include, but are not limited to:

•	risks associated with breaches of data security;

•	changes in economic conditions generally and the real estate and securities markets specifically;

•	limited ability to dispose of assets because of the relative illiquidity of real estate investments;

•	intense competition in the real estate market;

•	defaults on or non-renewal of leases by tenants;

•	increased interest rates and operating costs;

•	failure to obtain necessary outside financing;

•	decreased rental rates or increased vacancy rates;

•	the risk associated with potential breach or expiration of a ground lease, if any;

•	difficulties in identifying properties to complete, and consummating, real estate acquisitions, developments, joint ventures and dispositions;

•	failure to successfully operate acquired properties and operations;

•	exposure to liability relating to environmental and health and safety matters;

•	changes in real estate and zoning laws and increases in real property tax rates;

•	failure to maintain the Company’s status as a REIT;

•	failure of acquisitions to yield anticipated results;

•	the need to invest additional equity in connection with debt refinancings as a result of reduced asset values;

•	ability of the Manager to hire and retain executive officers and other key personnel, and to hire competent employees and appropriately staff its operations;

•	expected rates of return provided to investors;

•	the ability of the Manager to source, originate and service loans and other assets, and the quality and performance of these assets;

•	legislative or regulatory changes impacting the Company’s business or assets (including changes to the laws governing the taxation of REITs and SEC guidance related to Regulation A or the JOBS Act);

•	changes in business conditions and the market value of the Company’s assets, including changes in interest rates, prepayment risk, operator or borrower defaults or bankruptcy, and generally the increased risk of loss if the Company’s investments fail to perform as expected;

•	the Manager’s ability to implement effective conflicts of interest policies and procedures;

•	the Company’s ability to access sources of liquidity to fund redemptions of Shares in excess of the net proceeds of this Offering and the consequential risk that the Company may not have the resources to satisfy redemption requests;

•	compliance with applicable local, state and federal laws, including the Investment Advisers Act of 1940, the Investment Company Act of 1940 and other laws;

•	changes to generally accepted accounting principles, or GAAP;

•	difficulties winding down our business;

•	the ability of the Manager to execute our plan to cease operations and dissolve;

•	our ability to pay distributions on our shares in connection with our dissolution; and

•	the orderly disposition of our asset portfolio, including the ability to sell any of our properties on terms we consider favorable.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this Semiannual Report. All forward-looking statements are made as of the date of this Semiannual Report and the risk that actual results will differ materially from the expectations expressed in this Semiannual Report will increase with the passage of time. Except as otherwise required by the federal securities laws, neither the Company, the Manager, the Sponsor, nor any of their affiliates undertakes any obligation to publicly update or revise any forward-looking statements after the date of this Semiannual Report, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this Semiannual Report, including, without limitation, the risks described and incorporated by reference hereby under “Risk Factors,” the inclusion of such forward-looking statements should not be regarded as a representation by the Company or any other person that the objectives and plans set forth in this Semiannual Report will be achieved.

Item 1. Business

The Company

YS RE RAF I LLC is a Delaware limited liability company formed on May 10, 2021 to originate, invest in and manage a diversified portfolio of commercial real estate properties. We use the net proceeds from our shares offering to acquire commercial real estate properties, commercial real estate loans, as well as commercial real estate debt securities and other real estate-related assets. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The use of the terms “YS RE RAF I LLC”, the “Company”, “we”, “us” or “our” in this Annual Report refer YS RE RAF I LLC unless the context indicates otherwise.

We elected to be taxed as a real estate investment trust, or REIT under the Internal Revenue Code of 1986, as amended (the “Code”), commencing with our taxable year ending December 31, 2022. As of June 30, 2026, our portfolio was comprised of approximately $15,717,177 of commercial real estate properties and commercial mortgage loans that are intended to align with our investment objectives. We have attempted to diversify our portfolio by investment type, investment size and investment risk with the goal of attaining a portfolio of real estate assets that provide attractive and stable returns to our investors. We make our investments by acquiring portfolios of assets, other mortgage REITs or companies with investment objectives similar to ours or through the acquisition of individual loan or securities assets.

Willow Asset Management LLC (“Willow Wealth”, formerly known as YieldStreet Management, LLC), a Delaware limited liability company, is our investment advisor (in such capacity, the "Manager"). As our Manager, it manages our day-to-day operations and our portfolio of commercial real estate assets, commercial real estate loans and other real estate-related assets. Our Manager also has the authority to make all of the decisions regarding our investments, subject to the limitations in the operating agreement of the Company (the “Operating Agreement”) and the direction and oversight of our Manager’s investment committee. Our Manager also provides asset management, marketing, investor relations and other administrative services on our behalf. Our Manager is a wholly-owned subsidiary of our sponsor, Willow Wealth Inc., a Delaware corporation ("Sponsor") which owns an online investment platform at www.willowwealth.com (the "Platform").

Through June 30, 2026, we raised approximately $44.18 million in capital from approximately 4,000 investors. Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity on a quarterly basis for their investment in our shares. Through June 30, 2026, we have redeemed approximately $5.6 million under the plan.

Effective August 8, 2024, however, the Manager determined to indefinitely suspend the share redemption plan of the Company, in accordance with the terms of the Operating Agreement. Additionally, the Company will no longer accept new investors. The suspension of redemptions and proscription of new investors were made in connection with the Company’s determination, based on the current market conditions in the commercial real estate market, to discontinue and wind-down the Company. The Company is continuing to wind-down its operations through the orderly disposition of its remaining assets in a manner intended to maximize returns to investors and currently expects the disposition of its final asset to occur during the first half of 2028. The Company will continue to provide shareholders with written notice of updates from time to time related to the wind-down process. All liquidation and sale proceeds, net of expenses and fees as described in the Offering Circular and the Operating Agreement, will be distributed pro rata to shareholders.

Investment Strategy

We engage in real estate investment opportunities across the capital structure including but not limited to first mortgage loans, subordinate mortgage loans, mezzanine loans, loan participations, preferred equity, equity and other real estate and real estate-related investments. The Company works with and invests alongside partners with established track records. The Manager’s real estate team has experience investing across different cycles, property types and risk profiles. The Company’s equity investments focus on properties with significant possibilities for capital appreciation, such as those requiring development, redevelopment or repositioning, those located in markets with high growth potential and those available from sellers who are distressed or face time-sensitive deadlines. The Company’s debt investments emphasized the payment of current returns to investors and the preservation of invested capital and sought capital appreciation from its investments. In connection with our winding down, the Company may invest in commercial real estate-related debt securities (including CMBS, CDOs, CRE CLOs and REIT senior unsecured debt) and other real estate-related assets. The Company's portfolio of investments is secured primarily by U.S. based collateral.

Investment Objectives

The Company’s primary investment objective was capital appreciation with a secondary objective of creating current income.

The Company may also seek to realize growth in the value of its investments by timing their liquidation to maximize value.

There can be no assurance that the Company will attain these objectives or that the value of the Company’s assets will not decrease. Furthermore, within the Company’s investment objectives and policies, the Manager has substantial discretion with respect to the selection of specific investments and the purchase and sale of the Company’s assets.

Our primary investment types are as follows:

•	Commercial Real Estate Properties – Our commercial real estate equity investments include direct and indirect ownership in real estate and select real estate assets that may be structurally senior to a third-party partner’s equity.

•	Select Real Estate-Related Securities – Our real estate-related securities may include securities issued by other real estate companies, either for investment or in change of control transactions completed on a negotiated basis or otherwise, and in bridge and mezzanine loans that may lead to an opportunity to purchase a real estate interest.

We believe that these investment types are complementary to each other due to overlapping sources of investment opportunities and common reliance on real estate fundamentals and application of similar portfolio management skills to maximize value and to protect capital.

Competition

Our net income depends, in large part, on our ability to manage and liquidate our investments. We compete with many other entities engaged in real estate investment activities, including individuals, corporations, bank and insurance company investment accounts, other REITs, private real estate funds, and other entities engaged in real estate investment activities as well as online lending platforms that compete with the Platform, many of which have greater financial resources and lower costs of capital available to them than we have. In addition, there are numerous REITs with asset acquisition objectives similar to ours, and others may be organized in the future, which may increase competition for the investments suitable for us. Competitive variables include market presence and visibility, amount of capital to be invested per project and underwriting standards. To the extent that a competitor is willing to risk larger amounts of capital in a particular transaction or to employ more liberal underwriting standards when evaluating potential investments than we are, our investment volume and profit margins for our investment portfolio could be impacted. Our competitors may also be willing to accept lower returns on their investments and may drive down market prices. Although we believe that we are well positioned to compete effectively in each facet of our business, there is enormous competition in our market sector and there can be no assurance that we will compete effectively or that we will not encounter increased competition in the future that could limit our ability to conduct our business effectively or liquidate assets without realizing a loss.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” contained in our Offering Circular dated and filed with the SEC on February 25, 2022, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

In addition, we call your attention to the following additional risk factor:

We may not be able to sell our properties on terms we consider favorable and we expect investors will have a negative return on their Shares.

We are in the process of winding down the Fund and liquidating our assets. To the extent we are not able to sell our assets on terms or at prices we deem favorable, the return to investors may be substantially lower than the current NAV. Moreover, selling commercial real estate takes time, and in the industry’s current environment, we may not be able to wait for the best offer or price we might be able to otherwise obtain had more favorable market conditions prevailed. This may negatively affect the return on investment for the Shares. As a result, the distributed value of the Shares is expected to be lower than the price paid by investors, resulting in a loss and negative return.

NAV

Our net asset value (NAV) at June 30, 2026 was $4.14 per share.

Our Investments

As of June 30, 2026, we held the following investments. See “Recent Developments” below for recent updates on our investments.

Investment Type	Date	Description
Commercial Real Estate Equity Fort Worth, Texas	2/25/2022	The Company made a $9M LP equity investment to partially acquire Sevona Avion Apartments in Fort Worth, TX. Willow Wealth partnered with InterCapital Group ("Fort Worth Sponsor") in the acquisition of the property through a joint venture. Sevona Avion is a 344-unit, Class-A apartment complex built in 2012. Amenities at the property include an outdoor pool, cabanas, grilling stations, fitness center, dog park, and business center. Willow Wealth and Fort Worth Sponsor acquired the property with the business plan to perform renovations to unit interiors and common areas to garner rental premiums, ultimately increasing net operating income at the property.

Commercial Real Estate Equity Tucson, Arizona	3/4/2022	The Company made a $8M LP equity investment to partially acquire Alterra Apartments in Tucson, AZ. Willow Wealth partnered with InterCapital Group ("Tucson Sponsor") in the acquisition of the property through a joint venture. Alterra Apartments is a 416-unit, Class-B apartment complex built in 1987. Amenities at the property include an outdoor pool, playground, fitness center, dog park, soccer field, etc. Willow Wealth and Tucson Sponsor acquired the property with the business plan to perform renovations to unit interiors and common areas to garner rental premiums, ultimately increasing net operating income at the property.

Commercial Real Estate Equity Norfolk, Virginia	2/24/2023	The Company made a $6.4M LP equity investment to partially acquire Norfolk Flex Industrial Portfolio in Norfolk, VA. Willow Wealth partnered with Heritage Capital Group ("Norfolk Sponsor") in the acquisition of three flex buildings through a joint venture. The Properties, built between 1983-1990, total 203,000 square feet of office space and 59,000 square feet SF of warehouse space. Willow Wealth and Norfolk Sponsor acquired the property with the business plan to re-lease or re-tenant a significant square footage of the tenancy.

Commercial Mortgage Loan Scottsdale, Arizona	10/23/2023	The Company purchased a $3.5M participation in a $12.5M senior loan secured by, among other things, a first priority mortgage lien on a 31,000 SF retail property in the Scottsdale submarket of Phoenix, AZ, which is made up of two in-line retail buildings (~23,000 SF) and two to-be-developed pad sites, all of which are situated on four parcels of land that total 6.9 acres.

Commercial Mortgage Loan Tucson, Arizona	12/18/2023	The Company purchased a $5M position in a new $18.4M senior loan to a commercial property owner secured by, among other things, a first priority mortgage lien on a 143,650 SF office property with 645 parking spaces and a 5.78-acre parcel of raw land zoned for industrial development in the Southwest Tucson Office submarket of Tucson, AZ.

Distributions

While we are under no obligation to do so, we may declare periodic distributions as circumstances dictate. We expect to authorize and declare distributions based on daily record dates or at irregular times based on the liquidity progress of our wind down plan.

Any distributions we make are at the discretion of our Manager, and are based on, among other factors, our present and reasonably projected future cash flow. Distributions are paid to shareholders as of the record dates selected by our Manager. In addition, the payment of distributions is governed by the REIT distribution requirements, which generally require that we make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income computed without regard to the dividends paid deduction and excluding net capital gain.

Moreover, even if we make the required minimum distributions under the REIT rules, we are subject to federal income and excise taxes on our undistributed taxable income and gains. As a result, our Manager may make additional distributions, beyond the minimum REIT distribution, to avoid such taxes.

Any distributions that we make directly impacts our NAV, by reducing the amount of our assets. Over the course of your investment, your distributions plus the change in NAV per share (either positive or negative) will produce your total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a holder’s adjusted tax basis in the holder’s Shares, and to the extent that it exceeds the holder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such Shares.

There were no distributions for the fiscal period ended June 30, 2026.

Redemption Plan

We previously adopted a redemption plan whereby, on a quarterly basis, a shareholder could obtain liquidity as described in detail in our Offering Circular, which may be accessed here. Our Manager may in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. In accordance with such right, effective August 8, 2024, our Manager determined to indefinitely suspend the share redemption plan of the Company.

There were no redemptions for the fiscal period ended June 30, 2026.

Sources of Operating Revenues and Cash Flows

We generate revenues from net interest income on our commercial real estate investments, as well as cash flow distributions and equity in earnings from our investments in unconsolidated joint ventures. Our income is primarily derived through the difference between revenue and the cost at which we are able to finance our investments. We may also seek to acquire investments which generate attractive returns without any leverage.

Outlook and Recent Trends

For more information regarding market conditions, please see the Shareholder Letter.

Our Strategy

The Company plans to sell its assets in a manner intended to maximize returns to investors and estimates the wind down process is expected to take an additional one to two years. The Company will provide shareholders with written notice of updates from time to time related to the wind-down process. All liquidation and sale proceeds, net of expenses and fees as described in the Offering Circular and the Operating Agreement, will be distributed pro rata to shareholders.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Our accounting policies have been established to conform with U.S. Generally Accepted Accounting Principles (“GAAP”). The preparation of financial statements in conformity with GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Management believes that these estimates and assumptions have been made in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the financial statements.

We believe the following critical accounting policies govern the significant judgments and estimates used in the preparation of our financial statements. Please refer to Note 2 —Summary of Significant Accounting Policies, included in the financial statements contained in this report below for a more thorough discussion of our accounting policies and procedures. We consider our critical accounting policies to be the following:

Principles of Consolidation

Certain of our investments are considered “majority-owned subsidiaries” within the meaning of the Investment Company Act of 1940. Our ownership interest in an investee referred to as such does not necessarily exceed 50% of the capital of the investee, and the definition under the Investment Company Act differs from the considerations provided by GAAP for whether an investee should be consolidated. We analyze our investments to determine whether they should be consolidated using the voting interest and variable interest models provided by generally accepted accounting principles. See Note 2 - Summary of Significant Accounting Policies, Principles of Consolidation in our financial statements for further detail.

As of June 30, 2026, the Company does not consolidate any separate legal entities in which we own equity interests. We generally consolidate variable interest entities (“VIE”) where the Company is the primary beneficiary of a VIE in which we have a variable interest and voting interest entities where the Company is the majority owner or otherwise controls the voting interest entity.

As of June 30, 2026, the Company did not hold any investments in entities which are considered to be variable interest entities based on the determination that we have substantive participating rights in all of the limited partnerships or similar legal entities which may have otherwise been considered variable interest entities.

Fair Value Disclosures

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. The fair value of a financial instrument is the amount at which such financial instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs.

As of June 30, 2026, the Company’s financial instruments consist of cash and cash equivalents, three joint venture equity investments, one mortgage loan, one participation in a mortgage loan and accounts receivable. The carrying values of cash and cash equivalents, and accounts receivable are reasonable estimates of their fair value. The aggregate fair value of our investments is based on unobservable Level 3 inputs which management has determined to be its best estimate of current market values. The method utilized generally included a discounted cash flow method (an income approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates.

As a result of this assessment, as of June 30, 2026, management estimated the fair value of our investments to be $15,717,177. See Note 4, Fair Value of Financial Instruments in our financial statements.

Results of Operations

Revenue

For the six-month period ended June 30, 2026, we incurred a net loss of approximately $3,034,271 versus a net loss of $3,087,059 for same period in 2025. This 2% decrease is primarily a result of unrealized losses on our real estate investments in 2026. See the Recent Developments section below for further details related to the investments.

Dividend and Interest Income from Investments

For the six-month period ended June 30, 2026, we earned dividend, interest, and other income of $560,442 from our investments versus $417,398 for the same period in 2025. This increase of 34% is primarily a result of dividend income received from one of our joint venture equity investments.

Expenses

General and Administrative

For the six-month period ended June 30, 2026, we incurred general and administrative expenses, which included professional services fees (legal, audit and tax fees) and other costs associated with operating our business, of $253,384 versus $294,398 for the same period in 2025. The decrease of 14%, primarily driven by reduced consulting fees associated with operating our business.

Asset Management Fees

For the six-month period ended June 30, 2026, we incurred asset management fees of approximately $132,803 versus $171,455 for the same period in 2025 a decrease of 23%, resulting from a lower value of assets managed by our Manager in 2026.

Liquidity and Capital Resources ("Offering")

We require capital to fund our investment activities and operating expenses. Our capital sources may include net proceeds from our Offering, cash flow from operations, net proceeds from asset repayments and sales, borrowings under credit facilities, other term borrowings and securitization financing transactions.

We currently have no outstanding debt and have not received any commitments from any lenders to provide us with financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors.

In addition to making investments in accordance with our investment objectives, we use our capital resources to make certain payments to our Manager. During our organization and offering stage, these payments included payments for reimbursement of certain organization and offering expenses. In addition, borrowers and real estate sponsors may make payments to our sponsor or its affiliates in connection with the selection or purchase of investments. The amount of the asset management fee may vary from time to time, and we will publicly report any changes in the asset management fee. During the period ended June 30, 2026, asset management fees of $132,803 have been incurred. As of June 30, 2026, $63,552 of asset management fees remain payable to the Manager. In accordance with the Company’s operating agreement, we expect these fees to be paid prior to any distributions to shareholders.

Cash Flows

The following presents our statement of cash flows for the six months ended June 30, 2026:

Cash Flows	For the Six Months Ended June 30, 2026
Operating activities:	$133,557
Financing activities:	$-
Net increase (decrease) in cash and cash equivalents	$133,557
Cash and cash equivalents, beginning of period	$330,101
Cash and cash equivalents, end of period	$463,658

Off-Balance Sheet Arrangements

As of June 30, 2026, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see “Item 5 - Interest of Management and Others in Certain Transactions” and Note 7, Related Party Arrangements in Item 7, Financial Statements.

Recent Developments

Effective August 8, 2024, our Manager determined to indefinitely suspend our share redemption plan, in accordance with the terms of the Operating Agreement. Additionally, the Company will no longer accept new investors. The suspension of redemptions and proscription of new investors were the result of the Company’s determination, based on the existing market conditions in the commercial real estate market, to discontinue and wind down the Company. The Company plans to sell its assets in a manner intended to maximize returns to investors and estimates the wind down process is expected to take an additional one to twoyears. The Company will provide shareholders with written notice of updates from time to time related to the wind down process. All liquidation and sale proceeds, net of expenses and fees as described in the Offering Circular and the Operating Agreement, will be distributed pro rata to shareholders.

Event	Date	Description
Commercial Real Estate Equity Fort Worth, Texas	2/25/2022

The joint venture completed the sale of the property in July 2026. The property underperformed original underwriting expectations, primarily due to the increase in interest rates following the Fund’s acquisition of the property, which increased debt service costs and contributed to lower multifamily property valuations. The transaction generated an equity multiple of approximately 0.11x before fees. The joint venture is expected to remain active into 2027 as it completes activities related to the disposition and wind-down of the partnership.

Commercial Real Estate Equity Tucson, Arizona	03/04/2022	The property ended the first half of 2026 at 87% occupancy. Year-to-date net operating income (NOI) was 13.5% below budget, primarily due to higher concessions associated with increased supply from new deliveries in the market. The partnership is evaluating potential sale and restructuring alternatives in advance of the July 2027 loan maturity.

Commercial Real Estate Equity Norfolk, Virginia	2/24/2023

As of the end of June 2026, the properties were approximately 92% leased. Q2 2026 NOI was 3% above budget. Following significant vacancies in late 2024 and early 2025, the previously vacant spaces have been re-leased. The partnership currently expects to evaluate a potential sale in 2028 following the expiration of certain loan prepayment penalties.

Commercial Mortgage Loan Scottsdale, Arizona	10/23/2023

As of June 2026, the property was 100% occupied. The borrower is operating under a one-year extension granted in late 2025, with a revised maturity date of October 2026. The borrower is evaluating potential sale and refinancing alternatives to repay the loan prior to maturity. If the loan is not repaid by the revised maturity date, the Fund expects to evaluate potential alternatives, including a further extension.

Commercial Mortgage Loan Tucson, Arizona	12/18/2023	The investment is performing in line with expectations with sponsor paying monthly. The property remained 100% occupied as of the end of June 2026. The borrower has one six-month extension option available, subject to certain conditions, which would extend the loan maturity through mid-2027.

Item 3. Directors and Officers

Our Manager

We operate under the direction of our Manager, which is responsible for directing the management of our business and affairs, managing our day-to-day affairs, and implementing our investment strategy. Our Manager has established an investment committee that makes decisions with respect to all acquisitions and dispositions. Our Manager and its officers and directors are not required to devote all of their time to our business and are only required to devote such time to our affairs as their duties require.

We follow investment guidelines adopted by our Manager and the investment and borrowing policies set forth in our Offering Circular, which may be accessed here, unless they are modified by our Manager. Our Manager may establish further written policies on investments and borrowings and will monitor our administrative procedures, investment operations and performance to ensure that the policies are fulfilled. Our Manager may change our investment objectives at any time without approval of our shareholders.

Our Manager performs its duties and responsibilities pursuant to our Operating Agreement. Our Manager maintains a contractual, as opposed to a fiduciary relationship, with us and our shareholders. Furthermore, we have agreed to limit the liability of our Manager and to indemnify our Manager against certain liabilities.

Board of Managers and Executive Officers of the Company

The Board of Managers of the Company (the “Board of Managers”) monitors and performs an oversight role with respect to the business and affairs of the Company. However, the Manager, rather than the Board of Managers or any executive officer of the Company, will manage the day-to-day operations of the Company and the Company’s investment portfolio. The Company will not pay any compensation to any member of the Board of Managers nor to any executive officer of the Company.

The following persons are the members of the Board of Managers of the Company; Karan Vazirani and Mitchell Caplan. The following persons are the executive officers of the Company; (i) Mitchell Caplan, Chief Executive Officer, and (ii) Stephen Ferrara, Chief Financial Officer. The address for each member of the Board of Managers and for each executive officer of the Company is c/o Willow Asset Management, LLC, 245 Fifth Avenue, 21st Floor, New York, NY 10016. Below is a description of the experiences and qualifications of the members of the Board of Managers and executive officers of the Company.

Karan Vazirani. Mr. Vazirani is the Chief Financial Officer of the Sponsor. Prior to joining the Sponsor in 2024, Mr. Vazirani served as the Senior Vice President & Managing Director at Cadre, a tech-enabled real estate investment platform and, earlier in his career, worked as an investment professional at Metalmark Capital and Greenhill & Co. Mr. Vazirani graduated with a bachelors degree from the Stern School of Business at New York University.

Mitchell Caplan. Mr. Caplan is Chief Executive Officer of the Company and additionally serves as Chief Executive Officer and Chairman of the Board of the Sponsor. Mr. Caplan brings over 30 years of leadership in financial services having previously served as CEO of E*TRADE Financial, Prior to that he led Telebanc, building the largest branchless bank of its time, and Jefferson National, where he developed a technology-driven, tax-deferred investment platform acquired by Nationwide. Mitchell holds a J.D. and MBA from Emory University and a B.A. in History from Brandeis University.

Stephen Ferrara. Mr. Ferrara has served as Chief Financial Officer and chief accounting officer of the Company since August 2024. Prior to joining Willow Wealth he was an Associate Director at Point72 Asset Management, managing teams in both Fund Administration and Treasury. Most recently, he was the Controller and Chief Compliance Officer at Ocean Park Investments.  Mr. Ferrara started his career in public accounting at Deloitte, where he spent 6 years, leaving as a manager. He is registered as a CPA in the State of Connecticut and has a Bachelor of Science degree in accounting and finance from Bryant University.

Compensation of Executive Officers

We do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us. Some of the executive officers of our Sponsor also serve as an executive officer of our Manager. Each of these individuals receives compensation for his services, including services performed for us on behalf of our Manager, from our Sponsor. As executive officers of our Manager, these individuals serve to manage our day-to-today affairs, oversee the review, selection and recommendation of investment opportunities, service acquired investments and monitor the performance of these investments to ensure that they are consistent with our investment objectives. Although we indirectly bear some of the costs of the compensation paid to these individuals, through fees and reimbursements we pay to our Manager, we do not pay any compensation directly to these individuals.

Compensation of our Manager

For information regarding the compensation of our Manager, please see “Management Compensation” in our Offering Circular here.

Item 4. Security Ownership of Management and Certain Securityholders

Principal Shareholders

The following table sets forth the beneficial ownership of the outstanding shares as of the filing date for each person or group that holds more than 5% of the outstanding shares, or for each director and executive officer of our Manager and for the directors and executive officers of our Manager as a group To the Company’s knowledge, each person that beneficially owns shares has sole voting and disposition power with regard to such shares.

Name of Beneficial Owner (1)(2)	Number of Shares Beneficially Owned	Percent of All Shares
Directors and Executive Officers of our Manager as a group (9 persons)	-	N/A
Managers and Executive Officers of the Company as a group (3 persons)	-	N/A

(1)	Under SEC rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to dispose of or to direct the disposition of such security. A person also is deemed to be a beneficial owner of any securities which that person has a right to acquire within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he or she has no economic or pecuniary interest.

(2)	Each listed beneficial owner, person or entity has an address in care of our principal executive offices at 245 Fifth Avenue, 21st Floor, New York, NY 10016

Transfer Agent

DST Systems, Inc. acts as our transfer agent. Shareholder inquiries may be made to them at support@willowwealth.com.

Item 5. Interest of Management and Others in Certain Transactions

For further details, please see Note 7, Related Party Arrangements in Item 7, Financial Statements.

Item 6. Other Information Shareholder Letter

Dear Shareholders,

Thank you once again for your interest in the Growth & Income REIT. We appreciate and value the trust and confidence you have placed with us through your investment.

Entering 2026, the setup once again appeared favorable. Inflation was moderating, the consensus called for renewed Federal Reserve accommodation, and capital markets had just closed their strongest year since 2021. What followed instead was a geopolitical shock that reset the macro landscape. The outbreak of the U.S.-Iran conflict in late February drove inflation to its highest level in nearly three years, and the Federal Reserve, which entered the year expecting to cut, has instead held rates steady, with dissenting members at the July meeting arguing for an increase. The 10-year Treasury yield has moved meaningfully above where 2025 ended, pressured by elevated oil prices and continued uncertainty over the Strait of Hormuz. For leveraged real estate owners, the cost of capital has not merely failed to improve; it has moved against us. That is the lens through which 2026 must be understood.

Within that environment, the data warrants careful distinction from the headline noise. U.S. commercial real estate investment volume through the first half rose by more than a fifth over the prior year per CBRE, whose 2026 Midyear Review maintains its forecast for double-digit full-year growth, a notable vote of resilience given a geopolitical shock its original outlook did not anticipate. More fundamentally, the supply correction that began in 2025 continues to deepen: new deliveries are falling sharply across property types, and construction pipelines have contracted to multi-year lows per Cushman & Wakefield. These are not cosmetic improvements. They reflect a durable rebalancing of supply and demand. The lag between that rebalancing and its translation into operating performance, however, remains the central challenge.

Heading into the balance of 2026, we are disciplined about the distinction between improving conditions and resolved ones. CBRE now expects the Fed to hold rates steady through year-end, with inflation receding only gradually, cap rates holding stable rather than compressing, and energy markets normalizing slowly so long as hostilities persist. The structural signals are the most constructive of this cycle, but the assets under pressure today still require rates to move, credit markets to remain open, and time for improvement to compound into stabilized cash flows.

As highlighted in prior years, the REIT is in the process of winding down. No additional capital will be raised, and our focus continues to be ensuring the best outcome on each and every investment.

We appreciate your continued trust.

Sincerely,

Mitch Caplan

Item 7. Financial Statements

INDEX TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF YS RE RAF I LLC

YS RE RAF I, LLC

Consolidated Balance Sheets

As of June 30, 2026 and

December 31, 2025

(Amounts in dollars, except share data)

	As of June 30, 2026 (Unaudited)	As of December 31, 2025 (Audited)
ASSETS:
Investments at Fair Value (cost $32,046,918 and 32,004,869)	$15,717,177	$18,883,654
Cash and Cash Equivalents	463,658	330,101
Accounts Receivable	63,881	47,787
TOTAL ASSETS	$16,244,716	$19,261,542

LIABILITIES AND MEMBERS' EQUITY:

LIABILITIES:
Payable to Managing Member	$63,552	$74,273
Unearned Fees	17,077	43,327
Accrued Expenses	250,998	196,582
Total Liabilities	331,627	314,182

MEMBERS' EQUITY:
Common shares, net of redemptions; unlimited shares authorized 7,500,000; shares issued 4,439,583 and 3,847,720 outstanding as of both June 30, 2026 and December 31, 2025	$15,913,089	$18,947,360
Total Members' Equity	15,913,089	18,947,360
TOTAL LIABILITIES AND MEMBERS' EQUITY	$16,244,716	$19,261,542

The accompanying notes are an integral part of these consolidated financial statements.

YS RE RAF I, LLC

Consolidated Statements of Operations

For the Six Months Ended June 30, 2026 and 2025

(Unaudited)

(Amounts in dollars, except share data)

	For the Six Months Ended June 30, 2026	For the Six Months Ended June 30, 2025
INVESTMENT INCOME:
Dividend Income	$107,575	$-
Interest Income	426,617	417,398
Other Income	26,250	-
TOTAL INVESTMENT INCOME	560,442	417,398
EXPENSES:
Management Fees	132,803	171,455
Professional Fees	253,384	294,398
TOTAL EXPENSES	386,187	465,853
NET INVESTMENT INCOME (LOSS)	174,255	(48,455)
Net Change in Unrealized Loss on Investments in Real Estate	(3,208,526)	(3,038,604)
NET CHANGE IN UNREALIZED LOSS	(3,208,526)	(3,038,604)
NET GAIN/(LOSS)	$(3,034,271)	$(3,087,059)

The accompanying notes are an integral part of these consolidated financial statements.

YS RE RAF I, LLC

Consolidated Statements of Changes in Members’ Equity
For the Six Months Ended June 30, 2026 (Unaudited)
and Year Ended December 31, 2025

(Amounts in dollars, except share data)

	Managing Member	Members' Equity	Total Equity
Members' Equity January 1, 2025	$—	$24,802,124	$24,802,124
Net Loss from Operations	—	(5,854,764)	(5,854,764)
Members' Equity December 31, 2025	$—	$18,947,360	$18,947,360
Net Loss from Operations	—	(3,034,271)	(3,034,271)
Members' Equity June 30, 2026	$—	$15,913,089	$15,913,089

The accompanying notes are an integral part of these consolidated financial statements.

YS RE RAF I, LLC

Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2026 (Unaudited)
and Year Ended December 31, 2025

(Amounts in dollars, except share data)

	For the Six Months Ended June 30, 2026	For the Year Ended December 31, 2025
Cash Flows from Operating Activities:
Net Loss from Operations	$(3,034,271)	$(5,854,764)
Adjustments to Reconcile Net Loss from Operations to Net Cash Provided by Operating Activities
Purchase of Investments in Real Estate		(114,708)
Paid in Kind Interest	(42,049)	(88,274)
Net Change in Unrealized Loss on Investments in Real Estate	3,208,526	5,807,511
Changes in Assets and Liabilities:
Accounts Receivable	(16,094)	15,985
Accrued Expenses	54,416	5,208
Unearned Fees	(26,250)	43,327
Payable to Managing Member	(10,721)	(20,962)
Net Cash Provided by (Used in) Operating Activities	133,557	(206,677)
Net Increase (Decrease) in Cash	133,557	(206,677)
Cash and Cash Equivalents at the Beginning of Period	330,101	536,778
Cash and Cash Equivalents at the End of Period	$463,658	$330,101

The accompanying notes are an integral part of these consolidated financial statements.

YS RE RAF I, LLC

For the Six Months Ended June 30, 2026 and 2025

Notes to Consolidated Financial Statements

(Unaudited)

1.	Organization and Description of Business

YS RE RAF I LLC (the “Fund”), a Delaware limited liability company, was formed on May 10, 2021 and commenced operations on February 24, 2022. The Fund’s shares are not publicly traded.

We have elected to be taxed as a real estate investment trust, or REIT under the Internal Revenue Code of 1986, as amended (“the Code”), commencing with our taxable year ended December 31, 2022.

The Fund seeks to achieve its investment objective by primarily investing in real estate investment opportunities across the capital structure including first mortgage loans, subordinate mortgage loans, mezzanine loans, loan participations, preferred equity and equity and other real estate and real estate-related investments. The Fund intends to work with and invest alongside partners with established track records as investment opportunities present themselves. Thus, the Fund may directly or indirectly invest in a wide variety of commercial properties including office, industrial, retail, hospitality, recreation and leisure and single-tenant, multifamily and other real properties. These properties may be existing, income-producing properties, newly constructed properties or properties under development.

Willow Asset Management LLC (the “Manager” or "Managing Member") serves as the investment adviser of the Fund pursuant to an Investment Advisory Agreement (the “Investment Advisory Agreement”). The Manager is a Delaware limited liability company that is registered as an investment adviser with the Securities and Exchange Commission (the “SEC”) under the Investment Advisers Act of 1940 (the “Advisers Act”). The Manager also serves as the Fund’s administrator, and in such capacity provides, or arranges for the provision of, the administration services necessary for the Fund to operate. The Manager, in its capacity as the Fund’s administrator, expects to retain one or more sub-administrators from time to time to provide certain administrative services to the Fund on its behalf.

The Fund’s initial and subsequent offering of its common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. A maximum of $75,000,000 of the Fund’s common shares may be sold to the public in its Offering in any given twelve-month period. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares.

A taxable REIT subsidiary (“TRS”) is an entity that is taxable as a corporation in which the REIT owns, directly or indirectly, an equity interest, including stock, and that elects, together with the REIT, to be treated as a TRS under the Internal Revenue Code. The Fund formed YS RE TRS I LLC (the “TRS”), a Delaware limited liability company, on February 23, 2022. For the six months ended June 30, 2026 and 2025, there have been no activities conducted through the TRS.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Principles of Consolidation

The Fund performs an analysis to determine if an entity is a variable interest entity (“VIE”) or a voting interest entity (“VOE”). Assessing whether an entity is a VIE or a VOE involves judgment and analysis. Factors considered in this assessment include the entity’s legal organization, the entity’s capital structure and equity ownership, and any related party or de facto agent implications of the Fund’s involvement with the entity. Investments that are determined to be VIEs are consolidated if the Fund is the primary beneficiary (“PB”) of the entity. Upon the occurrence of certain events (such as contributions and redemptions, either by the Fund, or third parties, or amendments to the governing documents of the Fund’s investment products), management reviews and reconsiders its previous conclusion regarding the status of an entity as a VIE or a VOE.

Additionally, management continually reconsiders whether the Fund is deemed to be a VIE’s PB that consolidates such entity.

Consolidation of Variable Interest Entities: The Fund consolidates entities when it owns, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. The Fund consolidated variable interest entities (“VIEs”) in accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if the Fund is the primary beneficiary of the VIE as determined by its power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights.

Consolidation of Voting Interest Entities: The Fund is required to consolidate an investee to the extent that it can exert control over the financial and operating policies of the investee, which generally exists if there is a greater than 50% voting equity interest.

The Fund consolidates its investment in the TRS. All intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

The Fund defines cash equivalents as securities that are readily convertible into known amounts of cash and near maturity that they present insignificant risk of changes in value because of changes in interest rates. Generally, only securities with a maturity of three months or less from the date of purchase would qualify, with limited exceptions. The Fund deems that certain money market funds, U.S. Treasury bills, repurchase agreements, and other high-quality, short- term debt securities would qualify as cash equivalents. Cash equivalents would be classified as Level 1 as carrying amount approximates its fair value. As of June 30, 2026 and December 31, 2025, cash and cash equivalents balances are presented on the Consolidated Balance Sheets and there was $157,374 and $17,230 in cash and $306,284 and $312,871 in cash equivalents held, respectively.

Investments in Equity Method Investees

If it is determined that the Fund does not have a controlling interest in a joint venture through its financial interest in a VIE or through voting interest in a voting interest entity and the Fund has the ability to exert significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost, is adjusted to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. The Fund has elected to adopt ASC 825-10-15-4, – Financial Instruments, Fair Value Option for its equity method investments. As a result, the Fund recorded its equity method investments using the fair value option and recorded the investments at fair value each reporting period, with changes in fair value recorded to the income statement. The Fund determined the fair values internally and followed the valuation specific guidance within ASC 820-10-35.

Investment Transactions and Investment Income

Investments that are expected to pay regularly scheduled interest and/or dividends in cash are generally placed on non-accrual status when principal or interest/dividend cash payments are past due 30 days or more and/or when it is no longer probable that principal or interest/dividend cash payments will be collected. Such non-accrual investments are restored to accrual status if past due principal and interest or dividends are paid in cash, and in management's judgment, are likely to continue timely payment of their remaining interest or dividend obligations. Interest or dividend cash payments received on non-accrual designated investments may be recognized as income or applied to principal depending upon management's judgment.

Expense Recognition

Expenses include management fees and may include professional fees, including but not limited to insurance expenses, legal fees, audit and tax service expenses and other general and administrative expenses. Expenses are recorded on an accrual basis.

Distributions

Distributions to common shareholders, which are determined in accordance with the plan of distribution set forth in the Fund’s offering circular and with federal income tax regulations, are recorded on the ex-dividend date.

Income Taxes

The Fund intends to be treated as a REIT for U.S. federal income tax purposes. As a result of such qualification, the Fund generally would not be subject to federal corporate income taxes on its taxable income that is distributed to owners of equity therein. Instead, such distributions generally would be taxable to the equity owners of the Fund as ordinary and/or capital gain dividends to the extent of the Fund’s earning and profits (“E&P”) and depending on the character of income at the Fund level. Among other requirements to qualify as a REIT, the Fund must make distributions to its equity owners of at least 90% of their annual ordinary taxable income. If the Fund fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes as a corporation, unless the Internal Revenue Service grants relief under certain statutory provisions. The character of income and gains that the Fund will distribute is determined in accordance with income tax regulations that may differ from GAAP.

As a result of the formation of the TRS and subsequent acquisitions during the years ended December 31, 2023 and 2022, the Fund expects to record income tax expense or benefit with respect to our entity that is taxed as a TRS under provisions similar to those applicable to regular corporations and not under the REIT provisions. There was no TRS activity for the six months ended June 30, 2026 and 2025. Accordingly, no income tax expense was recorded for the six months ended June 30, 2026 and 2025. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2026 and 2025. No gross deferred tax assets or liabilities have been recorded as of June 30, 2026 and 2025.

As of June 30, 2026 all tax periods from 2022 and after remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

3.	Significant Unconsolidated Investments

The following unconsolidated subsidiaries are considered significant subsidiaries under SEC Regulation S-X Rule 10-01(b)(1) and Regulation S-X Rule 4-08(g) as of June 30, 2026. As of June 30, 2026 and December 31, 2025 and for the period ended June 30, 2026 and the year ended December 31, 2025, the condensed financial position and results of operations of the Fund’s material investments are summarized below:

	Norfolk Commerce SPE, LLC	Alterra Owner, LLC	Avion Owner, LLC
Condensed balance sheet information:	As of June 30, 2026	As of June 30, 2026	As of June 30, 2026
Real estate assets, net	$30,783,717	$69,515,425	$67,656,975
Other assets	2,414,140	3,809,169	3,088,877
Total assets	$33,197,857	$73,324,594	$70,745,852

Mortgage notes payable, net	$23,600,187	$65,443,487	$62,549,699
Other liabilities	574,644	4,394,144	1,419,743
Equity	9,023,026	3,486,963	6,776,410
Total liabilities and equity	$33,197,857	$73,324,594	$70,745,852

	Norfolk Commerce SPE, LLC	Alterra Owner, LLC	Avion Owner, LLC
Condensed balance sheet information:	As of December 31, 2025	As of December 31, 2025	As of December 31, 2025
Real estate assets, net	$31,325,906	$70,988,992	$69,011,496
Other assets	2,399,704	2,540,446	4,573,918
Total assets	$33,725,610	$73,529,438	$73,585,414

Mortgage notes payable, net	$23,567,326	$64,000,000	$62,495,454
Other liabilities	543,009	3,871,032	2,345,976
Equity	9,615,275	5,658,406	8,743,984
Total liabilities and equity	$33,725,610	$73,529,438	$73,585,414

	Norfolk Commerce Owner, LLC	Alterra Owner, LLC	Avion Owner, LLC
Condensed income statement information:	Six Months Ended June 30, 2026	Six Months Ended June 30, 2026	Six Months Ended June 30, 2026
Total revenue	$2,137,718	$2,512,871	$3,557,745
Total expenses	(1,712,892)	(2,740,371)	(3,282,880)
Interest and debt expenses	(767,075)	(1,750,561)	(2,242,439)
Unrealized loss on interest rate swap	-	(193,382)	-
Realized (loss) on interest rate swap	-	-	-
Net income (loss)	$(342,249)	$(2,171,443)	$(1,967,574)

	Norfolk Commerce Owner, LLC	Alterra Owner, LLC	Avion Owner, LLC
Condensed income statement information:	Six Months Ended June 30, 2025	Six Months Ended June 30, 2025	Six Months Ended June 30, 2025
Total revenue	$1,909,513	$3,463,303	$4,375,146
Total expenses	(1,839,511)	(2,667,920)	(3,510,332)
Interest and debt expenses	(586,384)	(2,891,069)	(3,074,208)
Unrealized loss on interest rate swap	-	-	(223,521)
Realized (loss) on interest rate swap	-	(369,672)	-
Net income (loss)	$(516,382)	$(2,465,358)	$(2,432,915)

4.	Fair Value of Financial Instruments

The Fund follows guidance in ASC 820, Fair Value Measurement, where fair value is defined as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. Fair value should be determined based on assumptions that market participants would use in pricing the asset or liability, not assumptions specific to the entity.

Fair value measurements are determined quarterly within a framework that establishes a three-tier hierarchy which classifies fair value measurements for disclosure purposes. Inputs refer broadly to the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk. Inputs may be observable or unobservable. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability that are developed based on market data obtained from sources independent of the reporting entity.

Unobservable inputs are inputs that reflect the Fund’s own assumptions about the assumptions market participants would use in pricing the asset or liability that are developed based on the best information available. In accordance with the authoritative guidance on fair value measurements and disclosure under GAAP, the Fund discloses the fair value of its investments in a hierarchy that prioritizes the inputs to valuation techniques used to measure the fair value, as follows:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The type of investments included in Level I are publicly-traded securities in an active market. The Fund does not adjust the quoted price for these investments (to the extent it holds them) even in situations where the Fund holds a large position, and a sale could reasonably impact the quoted price;

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. The types of investments that would generally be included in this category include publicly traded securities with restrictions on disposition, and certain convertible securities; and

Level 3 – Pricing inputs are unobservable and include situations where there is little, if any, market activity for the investment. Fair value for these investments is determined using valuation methodologies that consider a range of factors, including but not limited to, the price at which the investment was acquired, the nature of the investment, local market conditions, valuations for comparable companies, current and projected operating performance and financing transactions subsequent to the acquisition of the investment. The inputs into the determination of fair value require significant judgment. Due to the inherent uncertainty of these estimates, these values may differ materially from the values that would have been used had a ready market for these investments existed. Investments that are included in this category generally are privately held debt, equity, and certain convertible securities.

The availability of observable inputs can vary from investment to investment and is affected by a wide variety of factors, including, for example, the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets and other characteristics particular to the investment. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of estimating fair value, those estimated values may be materially higher or lower than if the fair value was determined using observable inputs. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

An investment level within the fair value hierarchy is based on the lowest level input, individually or in the aggregate, that is significant to fair value measurement. The valuation techniques used by the Fund to measure fair value during the period ended June 30, 2026 and the year ended December 31, 2025 maximized the use of observable inputs and minimized the use of unobservable inputs. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk or liquidity associated with investing in those securities.

The following tables presents the fair value measurement of investments by major class of investments as of June 30, 2026 and December 31, 2025 according to the fair value hierarchy:

As of June 30, 2026
Investments at Value	Level 1 - Quoted Prices	Level 2 - Significant Observable Inputs	Level 3 - Significant Unobservable Inputs	Total
Investments in Real Estate	$—	$—	$15,717,177	$15,717,177
Total	$—	$—	$15,717,177	$15,717,177

As of December 31, 2025
Investments at Value	Level 1 - Quoted Prices	Level 2 - Significant Observable Inputs	Level 3 - Significant Unobservable Inputs	Total
Investments in Real Estate	$—	$—	$18,883,654	$18,883,654
Total	$—	$—	$18,883,654	$18,883,654

The changes of fair value of investments for which the Fund has used Level 3 inputs to determine the fair value are as follows:

	Investments in Real Estate	Total
Balance as of January 1, 2026	$18,883,654	$18,883,654
Net change in unrealized appreciation/(depreciation)	(3,208,526)	(3,208,526)
Paid in kind interest	42,049	42,049
Balance as of June 30, 2026	$15,717,177	$15,717,177

Net change in unrealized appreciation/(depreciation) attributable to Level 3 investments held at June 30, 2026	$(3,208,526)	$(3,208,526)

	Investments in Real Estate	Total
Balance as of January 1, 2025	$24,488,183	$24,488,183
Net change in unrealized appreciation/(depreciation)	(5,807,511)	(5,807,511)
Purchases	114,708	114,708
Paid in kind interest	88,274	88,274
Balance as of December 31, 2025	$18,883,654	$18,883,654

Net change in unrealized appreciation/(depreciation) attributable to Level 3 investments held at December 31, 2025	$(5,807,511)	$(5,807,511)

The following tables summarizes the significant unobservable inputs the Fund used to value its investments categorized within Level 3 as of June 30, 2026 and December 31, 2025. In addition to the techniques and inputs noted in the table below, according to the Fund’s valuation policy, other valuation techniques and methodologies when determining the Fund’s fair value measurements may be used. The below table is not intended to be all-inclusive, but rather provide information on the significant unobservable inputs as they relate to the Fund’s determination of fair values.

As of June 30, 2026
Asset Category	Fair Value	Valuation / Techniques / Methodologies	Unobservable Input	Range	Weighted Average(1)
Investments at Fair Value	15,717,177	Income Approach	Discount Rate	6.75% - 9.66%	8.96%
	$15,717,177

As of December 31, 2025
Asset Category	Fair Value	Valuation / Techniques / Methodologies	Unobservable Input	Range	Weighted Average(1)
Investments at Fair Value	18,883,654	Income Approach	Discount Rate	6.75% - 9.17%	8.54%
	$18,883,654

(1) The weighted average is calculated by multiplying the unobservable input by the weight of each investment over the sum of the fair value of the underlying investments.

The Fund utilized the income approach to determine the fair value of the Level 3 assets. The income approach is an analysis whereby expected cash flows of the investment are discounted to determine a present value using various inputs including a discount rate and an exit cap rate. Significant increases or decreases in the inputs would result in an increase or decrease in the fair value measurement.

5.	Capital Share Transactions

The Fund’s shares are not currently listed on any securities exchange. To purchase shares, an account must be established using the online investment portal, which is accessible through www.willowwealth.com and complete and execute a subscription agreement for a specific dollar amount equal to or greater than the then applicable minimum permitted subscription amount.

The Fund's shares are offered directly by the Fund, and the Fund has not retained an underwriter, dealer manager or broker dealer in connection with the offer and sale of the shares offered. The minimum permitted subscription amount will initially be $1,000 of the shares, although the Fund may waive or increase or decrease this minimum permitted subscription amount from time to time in the Fund’s discretion.

Transactions in shares of common stock were as follows during the periods ended June 30, 2026 and December 31, 2025:

For the Period Ended June 30, 2026
Common Shares outstanding - beginning of period	3,847,720
Common Shares issued in connection with the at-the-market offering	-
Common Shares issued as reinvestment dividends	-
Less Shares Redeemed	-
Common Shares outstanding - end of period	3,847,720

For the Year Ended December 31, 2025
Common Shares outstanding - beginning of period	3,847,720
Common Shares issued in connection with the at-the-market offering	-
Common Shares issued as reinvestment dividends	-
Less Shares Redeemed	-
Common Shares outstanding - end of period	3,847,720

6.	Distributions

The Fund has adopted an “opt out” distribution reinvestment plan (the “Distribution Reinvestment Plan”) pursuant to which shareholders will automatically have the full amount of any distributions declared in respect of their shares reinvested in additional shares, which shall entitle the holders of such shares to all of the same rights as shares purchased in this Offering, unless a shareholder elects to opt out participation in the Distribution Reinvestment Plan. Purchases of shares pursuant to the Distribution Reinvestment Plan are subject to the same restrictions on eligibility set forth in this Offering Circular.

Shareholders who elect not to participate in the Distribution Reinvestment Plan will automatically receive payment in cash or in kind, as applicable, of any distributions declared by the Manager. Shareholders who participate in the Distribution Reinvestment Plan are free to revoke participation in the Distribution Reinvestment Plan through the platform at any time. Such revocations typically take effect within two business days following the date of election. Additionally, the Manager may, at any time in its sole discretion, terminate or suspend the Distribution Reinvestment Plan in respect of all or a portion of the shareholders.

Distributions to common shareholders are recorded on the ex-dividend date. As of June 30, 2026, the Fund has not declared or paid any distributions.

7.	Related Party Arrangements

Investment Advisory

Under the operating agreement of the Fund, the Manager is entitled to a management fee (the “Management Fee”). The Management Fee is calculated at an annual rate of 1.5% of the average NAV of the Fund at the end of each of the two immediately preceding quarters. The Management Fee is payable quarterly in arrears. The Management Fee may be suspended, or waived, in whole or in part, in the sole discretion of the Manager. All or any portion of the Management Fee which is so deferred, suspended or waived will be deferred without interest and may be payable in any succeeding quarter as the Manager may determine in its sole discretion. For the periods ended June 30, 2026 and 2025, the Fund incurred management fees in the amount of $132,803 and $171,455, respectively.

Other Operating Expenses

The Fund will reimburse the Manager for out-of-pocket expenses paid by the Manager to third parties who provide services to the Fund, including without limitation the Transfer Agent and the Fund’s independent accountants. Such reimbursements will not include the Manager’s overhead, payroll, utilities, technology costs or similar expenses payable by the Manager in connection with its business operations. The Manager may, in its sole discretion, suspend or waive, in whole or in part, the reimbursement by the Fund of all or any portion of any such operating expenses incurred by the Manager on behalf of the Fund.

Notes Payable on Short Term Borrowings

The Fund executed a Loan and Security Agreement with YS ST Notes LLC (which is owned and operated by Willow Wealth Inc.) dated March 15, 2022, in the amount of $20,000,000, maturing on December 31, 2028. Advances from the note were used to fund the purchase of the Fund’s investments in real estate joint ventures. The advances were collateralized and pledged as a security interest for a portion of the Fund’s investment in Real Estate Joint Ventures. Repayments are made as funds are received until all advances are paid in full. Interest is accrued at the rate of 10% per annum. As of June 30, 2026 and December 31, 2025, there were no outstanding notes payable.

8.	Risk Factors

In the normal course of business, the Fund invests in financial instruments and enters into financial transactions where risk of potential loss may exist from things such as changes in the market (market risk) or failure or inability of the other party to a transaction to perform (credit and counterparty risk). See below for a detailed description of select principal risks.

Credit Risk: Credit risk is the risk that one or more fixed income securities in our portfolio will decline in price or fail to pay interest or principal when due as a result of a decline in the financial status of the issuer of the security. Credit risk is increased when a portfolio security is downgraded or the perceived creditworthiness of the issuer deteriorates. To the extent that the Fund invests in below investment grade securities, the Fund will be exposed to a greater amount of credit risk than a fund that only invests in investment grade securities. In addition, to the extent the Fund uses credit derivatives, such use will expose the Fund to additional risk in the event that the bonds underlying the derivatives default and/or the counterparty fails to perform. The degree of credit risk depends on the issuer's financial condition and on the terms of the securities.

Although the Fund expects to invest in investments that are directly or indirectly secured by collateral, the Fund may be exposed to losses resulting from default and foreclosure of any such investments in which the Fund has invested. Therefore, the value of underlying collateral, the creditworthiness of borrowers and the priority of liens are each of great importance in determining the value of the investments. No guarantee can be made regarding the adequacy of the protection of our security in the investments in which the Fund invests. Moreover, in the event of foreclosure or default, the Fund may assume direct ownership of any assets collateralizing such defaulted investments where we are the lender of record. The liquidation proceeds upon the sale of such assets may not satisfy the entire outstanding balance of principal and interest on such investments, resulting in a loss. Any costs or delays involved in the effectuation of processing foreclosures or liquidation of the assets collateralizing such investments will further reduce proceeds associated therewith and, consequently, increase possible losses. In addition, no assurances can be made that borrowers or third parties will not assert claims in connection with foreclosure proceedings or otherwise, or that such claims will not interfere with the enforcement of our rights.

Investing involves the possibility of the Fund's investments being subject to potential losses arising from material is representation or omission on the part of borrowers or issuers whose investments the Fund holds, either directly or indirectly through participation agreements. The investments may also be subject to fraudulent behavior by an originator, a joint venture partner, manager or other service provider. Such inaccuracy or incompleteness of representations or fraudulent behavior may adversely affect the valuation of our investments and, in the case of investments, may adversely affect the ability of the relevant investment to perfect or effectuate a lien on the collateral securing the loan. The quality of the Fund's investments is subject to the accuracy of representations made by the underlying issuers. The Fund will rely upon the accuracy and completeness of representations made by borrowers, issuers, originators, other counterparties, joint venture partners, managers and other service providers and cannot guarantee that the Fund will detect occurrences of fraud. Under certain circumstances, payments by borrowers or issuers to the Fund may be reclaimed if any such payment is later determined to have been a fraudulent conveyance or a preferential distribution.

Concentration Risk: To the extent that Fund's portfolio is concentrated in the securities of issuers in a particular market, industry, group of industries, sector or asset class, the fund may be adversely affected by the performance of those securities, may be subject to increased price volatility and may be more vulnerable to adverse economic, market, political or regulatory occurrences affecting that market, industry, group of industries, sector or asset class.

Liquidity Risk: The Fund may be unable to sell certain securities, such as illiquid securities, readily at a favorable time or price, or the Fund may have to sell them at a loss.

Market Risk: Financial markets rise and fall in response to a variety of factors, sometimes rapidly and unpredictably. Markets may be impacted by economic, political, regulatory, and other conditions, including economic sanctions and other government actions. In addition, the occurrence of global events, such as war, terrorism, environmental disasters, natural disasters and epidemics, may also negatively affect the financial markets. As with any investment whose performance is tied to these markets, the value of an investment in a fund will fluctuate, which means that an investor could lose money over short or long periods.

Risks Related to the Fund’s REIT Status: The Fund expects to operate so as to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the "Code"). However, qualification as a REIT involves the application of highly technical and complex Code provisions for which only a limited number of judicial or administrative interpretations exist. Notwithstanding the availability of cure provisions in the Code, various compliance requirements could be failed and could jeopardize the Fund’s REIT status.

Illiquid Investment Risk: Many of the Fund’s investments are illiquid, including the Fund’s private commercial real estate investments. A variety of factors could make it difficult for the Fund to dispose of any of its illiquid assets on acceptable terms even if a disposition is in the best interests of the Fund’s stockholders. The Fund cannot predict whether it will be able to sell any asset for the price or on the terms set by it or whether any price or other terms offered by a prospective purchaser would be acceptable to the Fund. The Fund also cannot predict the length of time needed to find a willing purchaser and to close the sale of an asset. The Fund may be required to expend cash to correct defects or to make improvements before an asset can be sold, and there can be no assurance that it will have cash available to correct those defects or to make those improvements. As a result, the Fund’s ability to sell investments in response to changes in economic and other conditions could be limited. Limitations on the Fund’s ability to respond to adverse changes in the performance of its investments may have a material adverse effect on the Fund’s business, financial condition and results of operations and the Fund’s ability to make distributions.

Wind Down and Negative Distribution Risk: Management is in the process of winding down the Fund and liquidating its assets. While we continue to actively manage the remaining assets of the fund, we may not be able to sell its assets on terms or at prices we deem favorable and the return to investors may be substantially lower than the current NAV. Moreover, selling commercial real estate takes time, and in the industry’s current environment, we may not be able to wait for the best offer or price we might be able to otherwise obtain had more favorable market conditions prevailed. This may negatively affect the return on investment for our Shares. As a result, the distributed value of our Shares is expected to be lower than the price paid by our investors, resulting in a loss and negative return.

9.	Commitments and Contingencies

In the normal course of business, the Fund enters into contracts that contain a variety of indemnification provisions. The Fund’s maximum exposure under these arrangements is unknown because it involves future potential claims against the Fund, which cannot be predicted with any certainty. The Fund is unable to estimate any potential future payment amounts and expects the risk of any such loss to be remote, accordingly no accrual has been made for a liability as of June 30, 2026 and 2025.

10.	Subsequent Events

The Manager has evaluated subsequent events through September 28, 2026, the date these consolidated financial statements were available to be issued and has determined that there are no subsequent events, other than those disclosed, that require adjustment to, or disclosure in, the financial statements.

Item 4. Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation
2.2*	Operating Agreement
4.1*	Form of Subscription Agreement
99.1	Financial Statements of Significant Subsidiaries
99.2	Financial Statements of Significant Subsidiaries
99.3	Financial Statements of Significant Subsidiaries

*            Filed previously

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, NY on September 28, 2026.

YS RE RAF I LLC

By:	/s/ Mitchell Caplan
Name: Mitchell Caplan
Title: Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Mitchell Caplan	Chief Executive Officer of	September 28, 2026
Mitchell Caplan	YS RE RAF I LLC (Principal Executive Officer)

/s/ Stephen Ferrara	Chief Financial Officer	September 28, 2026
Stephen Ferrara	YS RE RAF I LLC (Principal Financial Officer and Principal Accounting Officer)